Exhibit 99.1

PRESS RELEASE

Waha Capital to acquire a 20% stake in AerCap in exchange for certain aircraft leasing assets and $105 million in cash in a transaction valued at $380 million

Amsterdam, The Netherlands; October 25, 2010 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) announced that it has signed an agreement today with Abu Dhabi-based investment holding company Waha Capital PJSC (“Waha”, ADX: WAHA), under which Waha will acquire approximately 29.8 million shares in AerCap in exchange for $105 million in cash, Waha’s 50% interest in AerVenture and the transfer of a 40% interest in Waha’s 16-aircraft portfolio .  The total consideration for the shares in AerCap is approximately $380 million based on the New York Stock Exchange closing price of AerCap’s shares on Friday, 22 October 2010. Waha Capital’s main institutional shareholder is Mubadala Development Company.

Under the terms of the agreement, AerCap will provide all management services for Waha’s aircraft portfolio in return for servicing fees, and will open a representative office in Abu Dhabi.

Following the share issuance, Waha will own 20% of AerCap and be entitled to nominate two candidates to the Board of Directors of AerCap Holdings N.V.

Waha’s 16-aircraft portfolio consists of Airbus A330 and Boeing 777 wide body aircraft, Airbus A320 and A321, Boeing 737 and Bombardier regional jet aircraft. The wide body aircraft represent approximately 75% of the portfolio by value. The portfolio has an average age of 5.6 years by value and all aircraft are on lease with an average lease term of 82 months.

The completion of the transaction is scheduled for mid-November 2010.

Klaus Heinemann, CEO of AerCap, said: “AerCap’s recent history of cooperation with Abu Dhabi-based Waha Capital has resulted in Waha taking a substantial ownership position in AerCap. We are convinced that the diversification of AerCap’s ownership structure through a well-respected shareholder based in Abu Dhabi combined with the strong credentials of Abu Dhabi’s growing commitment to the global aerospace sector will represent a substantial long term benefit for AerCap’s stakeholders.” Klaus Heinemann continued: “The current transaction also provides AerCap with an attractive new source of capital with a considerable cash investment upon closing.”

Salem Rashid Al Noaimi, CEO of Waha Capital said: “Through this transaction, Waha solidifies its existing partnership with AerCap and consolidates its investments in the aviation sector through a leading global player. Furthermore, Waha diversifies its current aviation exposure by investing in a larger and more modern aircraft fleet while benefiting from AerCap’s world-class expertise.” Salem Rashid Al Noaimi continued: “This transaction represents another tangible step in the execution of our vision of building value through strategic partnerships. We are confident that this partnership will be a successful one and that Waha will strengthen AerCap’s presence in the MENA region’s rapidly expanding aviation market.”

AerCap’s successful relationship with Waha began in 2008 when Waha Leasing purchased an Airbus A330-200 and an A320-200 from AerCap.

In June 2009, Waha became a 50% shareholder in AerVenture. Under the new agreement signed today between AerCap and Waha, AerCap will resume full control of AerVenture. AerVenture, established in 2006 with a focus on new Airbus A320 family aircraft, has a fleet of 47 A320 family aircraft plus firm orders for a further seven aircraft.

Conference Call

In connection with this transaction, AerCap will host a conference call today, Monday, October 25, 2010 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-866-239-0753 or (International) +31-20-713-2998 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

About Waha Capital

Waha Capital is a leading Abu Dhabi Securities Exchange-listed and Abu Dhabi-based diversified investment holding company. Waha Capital’s strategy is to drive multi-sector business growth and diversification through acquisitions, joint ventures and creation of new business. Its current business portfolio includes big-ticket leasing, financial services, maritime, oil and gas, and real estate development.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

AerCap

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com